1.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Business and operations

Petro Capital Securities, LLC (Company) is a limited liability company organized in the State of Texas, on March 26, 2004 and is a wholly-owned subsidiary of Petro Capital Securities Holdings, LLC (Parent). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company provides private placement of debt and equity securities as well as providing advisory services for mergers and acquisitions and corporate finance.

Revenue recognition

The Company earns fees, commissions and receives financial instruments in exchange for the services it provides and recognizes revenue when the Company has completed its contractual obligations and collection is reasonably assured.

Customer concentrations

For the year ended December 31, 2015, the Company had the following customer concentrations with respect to its revenues:

	Percentage of Revenues
Customer 1	80%
Customer 2	14%

Management estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash flows

The Company maintains deposits in one financial institution. At December 31, 2015, the Federal Deposit Insurance Corporation (FDIC) provided insurance coverage of up to $250,000, per depositor, per institution. At December 31, 2015, approximately $124,000 of the Company's cash was in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe that the Company is exposed to significant credit risks from these excess deposits.

Cash flows continued

For purposes of the statement of cash flows, cash includes demand deposits, time deposits and short-term cash equivalent investments with maturities of less than three months at the date of purchase. At December 31, 2015, the Company had no such cash equivalents included in cash. None of the Company's cash is restricted.

Fair value measurements

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement*, defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the customer's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Fair value of financial instruments

In accordance with the reporting requirements of ASC Topic 825, *Financial Instruments*, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this standard and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of cash, accounts payable and accrued state income tax approximate their carrying amounts due to the nature and short maturity of these instruments.

Recent accounting pronouncements

During the year ended December 31, 2015 and through February 19, 2016, there were several new accounting pronouncements issued by the FASB. Each of these pronouncements, as applicable, has been or will be adopted by the Company. Management does not believe the adoption of any of these accounting pronouncements has had or will have a material impact on the Company's financial statements.

Subsequent events

In preparing the financial statements, the Company has reviewed, as determined necessary by the Company's management, events that have occurred after December 31, 2015, up until the issuance of the financial statements, which occurred on February 19, 2016.

2. TRANSACTIONS WITH RELATED PARTY

Office and administrative services agreement

The Company paid a monthly incremental allocation services fee to the Parent through the Office and Administrative Services Agreement of $64,683 per month for January through March and $65,480 for April through December 2015. Such fees amounted to $782,897 during the year ended December 31, 2015 which are reflected in "Incremental allocation services fee" on the accompanying statement of income and member's capital. At December 31, 2015, the Company had no prepaid fees associated with the agreement.

Commissions paid

During the year ended December 31, 2015, the Company paid $360,000 in commissions to certain employees of the Parent attributable to investment advisory transactions completed during the year ended December 31, 2015.

3. INCOME TAXES

The Company is organized as a limited liability company under the provisions of the Internal Revenue Code of 1986 as amended. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal income tax liabilities. Instead, its earnings and losses are included in the member's income tax return and are taxed based on the member's income tax rate.

As a Texas limited liability company, the Company is subject to a state franchise tax based on the lower of either the cost of goods sold margin, compensation margin or 70% of gross revenues. The Company's franchise tax liability will be included in the member's state franchise tax return. The Company estimated franchise tax expense of $6,828 for the year ended December 31, 2015 and is reflected in the "Provision for state income tax" on the accompanying statement of income and member's capital.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company was in compliance with aggregate indebtedness of $9,797 and net capital of $364,065.

5. RULE 15c3-3 EXEMPTION

The Company does not hold customer funds or securities and is, therefore, exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.